UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on March 6, 2025, SYLA Technologies Co., Ltd. (the “Company”) held an Ordinary General Meeting of Shareholders (the “Meeting”) on March 28, 2025, at 2:00 p.m., Japan Standard Time (March 28, 2025, at 1:00 a.m., U.S. Eastern Standard Time) in Tokyo, Japan. The purpose of the Meeting was to vote on the following proposals, as more fully described in the Notice of Convocation included as Exhibit 99.1 to the Company’s report on Form 6-K furnished on March 6, 2025 (the “Notice”):

●	Proposal 1: Approval of Financial Statements for the 16th Fiscal Year (From January 1, 2024, to December 31, 2024)
●	Proposal 2: Appropriation of Surplus
●	Proposal 3: Partial Amendment to the Articles of Incorporation
●	Proposal 4: Election of Seven (7) Directors

1. Approval of Financial Statements for the 16th Fiscal Year (From January 1, 2024, to December 31, 2024)

Stockholders voted to approve the financial statements for the 16th fiscal year (From January 1, 2024, to December 31, 2024), as described in the Notice, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
203,896	-	-	45,811

2. Appropriation of Surplus

Stockholders voted to approve the appropriation of surplus, as described in the Notice, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
203,896	-	-	45,811

3. Partial Amendment to the Articles of Incorporation

Stockholders voted to approve the partial amendment to the Company’s Articles of Incorporation, as described in the Notice, with an effective date of March 31, 2025, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
203,896	-	-	45,811

4. Election of Seven (7) Directors

Each of the following seven nominees was elected to serve on the Company’s Board of Directors (Hiroyuki Sugimoto, Yoshiyuki Yuto, Takeshi Fuchiwaki, and Takahide Watanabe as Directors, Tomoyoshi Uranishi, Yozo Tachibana, and Keiji Torii as Outside Directors), effective March 28, 2024, in accordance with the voting results listed below.

Nominee	For	Against	Abstain	Broker Non-Votes
Hiroyuki Sugimoto	203,886	10	-	45,811
Yoshiyuki Yuto	203,886	10	-	45,811
Takeshi Fuchiwaki	203,886	10	-	45,811
Takahide Watanabe	203,886	10	-	45,811
Tomoyoshi Uranishi	203,896	-	-	45,811
Yozo Tachibana	203,896	-	-	45,811
Keiji Torii	203,896	-	-	45,811

The information contained in any website is not a part of this Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: March 28, 2025	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer